

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 14, 2016

Tracy A. Kern
Chief Financial Officer
Interlink Electronics, Inc.
31248 Oak Crest Drive
Westlake Village, CA 91361

>   **Re: Interlink Electronics, Inc.**
>   **Form 10-12G**
>   **Filed February 17, 2016**
>   **File No. 000-21858**

Dear Ms. Kern:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Katherine Wray

                                                Katherine Wray
                                                Attorney-Advisor
                                                Office of Information
                                                Technologies and Services

cc: John McIlvery
        Stubbs Alderton & Markiles, LLP